                                                                   EXHIBIT 99.1B


                                Vista Gold Corp.
                   Consolidated Statements of Earnings (Loss)



                                                                          Three Months Ended              Six Months Ended
                                                                                June 30                       June 30
   (U.S. dollars in thousands, except share data)                       1998            1997           1998            1997
    --------------------------------------------                    ------------    ------------    ------------    ------------
                                                                             (unaudited)                    (unaudited)

Revenues:
Gold sales                                                          $     11,199    $     10,635    $     22,170    $     21,301
Interest income                                                               24             101              54             196
                                                                    ------------    ------------    ------------    ------------
                                                                          11,223          10,736          22,224          21,497
                                                                    ------------    ------------    ------------    ------------

Costs and expenses:
Mining operations                                                          7,379           7,739          14,744          16,143
Depreciation, depletion and amortization                                   1,725           1,543           4,048           3,184
Provision for reclamation and closure costs                                  565             161           1,571             317
Operating leases                                                             315             485             920           1,154
Mineral exploration and property evaluation                                  119           1,039             290           1,472
Corporate administration                                                     264             549             653           1,190
Investor relations                                                            80             130             153             227
Interest expense                                                             190             193             302             270
Loss (gain) on disposal of assets                                           (176)            (10)           (185)           (851)
Loss (gain) on liquidation of gold futures                                                                (3,217)
Equity in loss and impairment of Zamora Gold Corp.                                           161                             459
Other expense (income)                                                       260             (63)            258            (185)
                                                                    ------------    ------------    ------------    ------------
                                                                          10,721          11,927          19,537          23,380
                                                                    ------------    ------------    ------------    ------------

Earnings (loss) before taxes                                                 502          (1,191)          2,687          (1,883)

Income taxes (recovery)                                                                                        7

                                                                    ============    ============    ============    ============
Net earnings (loss)                                                 $        502    ($     1,191)   $      2,680    ($     1,883)
                                                                    ============    ============    ============    ============

Weighted average shares outstanding                                   89,152,540      89,074,251      89,152,540      89,047,477
                                                                    ------------    ------------    ------------    ------------

Earnings (loss) per share                                           $       0.01    ($      0.01)   $       0.03    ($      0.02)
                                                                    ------------    ------------    ------------    ------------


The accompanying notes are an integral part of these consolidated financial statements.






                                Vista Gold Corp.
             Consolidated Statements of Retained Earnings (Deficit)



                                                                         Three Months Ended              Six Months Ended
                                                                               June 30                        June 30
             (U.S. dollars in thousands)                                1998            1997            1998            1997
              -------------------------                             ------------    ------------    ------------    ------------
                                                                             (unaudited)                     (unaudited)

Retained earnings (deficit), beginning of period                    ($    62,258)   ($    11,109)   ($    64,436)   ($    10,417)

Net earnings (loss)                                                          502          (1,191)          2,680          (1,883)

                                                                    ============    ============    ============    ============
     Retained earnings (deficit), end of period                     ($    61,756)   ($    12,300)   ($    61,756)   ($    12,300)
                                                                    ============    ============    ============    ============


The accompanying notes are an integral part of these consolidated financial statements.




                                Vista Gold Corp.
                           Consolidated Balance Sheets

                                                                                June 30     December 31
                            (U.S. dollars in thousands)                           1998         1997
                             -------------------------                          ---------    ---------
                                                                              (unaudited)   (audited)
Assets:

Cash and cash equivalents                                                      $   3,773    $   1,799
Marketable securities                                                                             132
Accounts receivable                                                                6,742        2,199
Gold inventory                                                                    10,168       12,717
Supplies and other                                                                 1,724        2,301
                                                                               ---------    ---------
Current assets                                                                    22,407       19,148
                                                                               ---------    ---------


Property, plant and equipment, net                                                53,220       58,638
Investment in Zamora Gold Corp.                                                      857          857
Other assets                                                                         107          385
                                                                               ---------    ---------
Long-term assets                                                                  54,184       59,880
                                                                               ---------    ---------


                                                                               =========    =========
Total assets                                                                   $  76,591    $  79,028
                                                                               =========    =========



Liabilities and Shareholders' Equity:

Accounts payable                                                               $   1,784    $   4,472
Accrued liabilities and other                                                        753        1,913
Deferred hedging gains                                                             3,658
Bank debt                                                                          7,200       13,000
                                                                               ---------    ---------
Current liabilities                                                               13,395       19,385
                                                                               ---------    ---------


Accrued reclamation and closure costs                                              5,471        4,534
Other liabilities                                                                     34           34
                                                                               ---------    ---------
Long-term liabilities                                                              5,505        4,568
                                                                               ---------    ---------


                                                                               ---------    ---------
Total liabilities                                                                 18,900       23,953
                                                                               ---------    ---------


Capital stock, no par value per share:
     Preferred - unlimited shares authorized; no shares outstanding Common -
     unlimited shares authorized; shares outstanding:
          1998 - 89,152,540; 1997 - 89,152,540                                   120,870      120,870
Retained earnings (deficit)                                                      (61,756)     (64,436)
Currency translation adjustment                                                   (1,423)      (1,359)
                                                                               ---------    ---------
Total shareholders' equity                                                        57,691       55,075
                                                                               ---------    ---------


                                                                               =========    =========
Total liabilities and shareholders' equity                                     $  76,591    $  79,028
                                                                               =========    =========



The accompanying notes are an integral part of these consolidated financial statements.

                                Vista Gold Corp.
                      Consolidated Statements of Cash Flows


                                                                      Three Months Ended        Six Months Ended
                                                                           June 30                   June 30
             (U.S. dollars in thousands)                              1998         1997         1998         1997
              -------------------------                             ---------    ---------    ---------    ---------
                                                                           (unaudited)             (unaudited)
Cash flows from operating activities:
Net earnings (loss)                                                 $     502    ($  1,191)   $   2,680    ($  1,883)

Adjustments to reconcile net earnings (loss)
to net cash provided by (used in) operations:
Depreciation, depletion and amortization                                1,725        1,543        4,048        3,184
Amortization of deferred stripping                                        467          170        1,169          985
Deferral (amortization) of hedging gains                               (1,191)        (168)       3,658         (287)
Amortization of deferred hedging costs                                                              276
Provision for reclamation and closure costs                               565          161        1,571          317
(Gain) loss on sale of assets                                            (176)         (10)        (185)        (851)
Equity in loss and impairment of Zamora Gold Corp.                                     161                       459
(Gain) loss on currency translation                                       (85)          28          (64)        (102)
Other non-cash items                                                                                  1            1
                                                                    ---------    ---------    ---------    ---------
                                                                        1,807          694       13,154        1,823

Changes in operating assets and liabilities:
Marketable securities                                                                  (38)         132           (3)
Accounts receivable                                                    (1,750)       1,490       (3,888)        (979)
Gold inventory                                                          2,497        1,154        2,549        2,449
Supplies and other                                                        434          262          577          719
Accounts payable                                                         (806)      (1,338)      (2,688)      (4,862)
Accrued liabilities and other                                            (322)         236       (1,163)         128
Reclamation and closure costs                                            (320)                     (634)        (178)
                                                                    ---------    ---------    ---------    ---------
Net cash provided by (used in) operating activities                     1,540        2,460        8,039         (903)
                                                                    ---------    ---------    ---------    ---------


Cash flows from investing activities:
Additions to property, plant and equipment                             (1,832)      (4,892)      (2,608)      (8,868)
Additions to deferred stripping                                                     (2,010)                   (4,165)
Proceeds from disposal of assets                                        2,233           37        2,341          996
Investment in and advances to Zamora Gold Corp.                                       (520)                     (520)
Other assets                                                                                          2
                                                                    ---------    ---------    ---------    ---------
Net cash provided by (used in) investing activities                       401       (7,385)        (265)     (12,557)
                                                                    ---------    ---------    ---------    ---------


Cash flows from financing activities:
Proceeds from (repayment of) short-term debt                           (1,100)                   (5,800)
Proceeds from (repayment of) long-term debt                                         (1,400)                    9,600
Proceeds from issuance of common stock                                                  87                        87
                                                                    ---------    ---------    ---------    ---------
Net cash provided by (used in) financing activities                    (1,100)      (1,313)      (5,800)       9,687
                                                                    ---------    ---------    ---------    ---------


Net increase (decrease) in cash and cash equivalents                      841       (6,238)       1,974       (3,773)

Cash and cash equivalents, beginning of period                          2,932       11,063        1,799        8,598

                                                                    =========    =========    =========    =========
Cash and cash equivalents, end of period                            $   3,773    $   4,825    $   3,773    $   4,825
                                                                    =========    =========    =========    =========


The accompanying notes are an integral part of these consolidated financial statements.